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                      March 6, 2023

       Cindy Xiaofan Wang
       Chief Financial Officer
       Trip.com Group Limited
       968 Jin Zhong Road
       Shanghai 200335
       People   s Republic of China

                                                        Re: Trip.com Group
Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            File No. 001-33853

       Dear Cindy Xiaofan Wang:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Trade & Services